SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IGN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

449589 10 0

(CUSIP Number)

Mark A. Jung Christopher Anderson c/o IGN Entertainment, Inc. 3240 Bayshore Boulevard Brisbane, CA 94005 (415) 508-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 449589 10 0	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark A. Jung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

        273,349 shares of common stock (see Item 5)

  8    SHARED VOTING POWER

         6,112 shares of common stock (see Item 5)

  9    SOLE DISPOSITIVE POWER

         273,349 shares of common stock (see Item 5)

10    SHARED DISPOSITIVE POWER

         6,112 shares of common stock (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,461 shares of common stock (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of common stock (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 449589 10 0	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 832,968 shares of common stock (see Item 5) 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 832,968 shares of common stock (see Item 5) 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,968 shares of common stock (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3% of common stock (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 6 Pages

SCHEDULE 13D

Item 1.    Security and Issuer.

This statement relates to the shares of common stock, par value $0.001 (the “Common Stock”) of IGN Entertainment, Inc. (the “Issuer”), with its principal office located at 3240 Bayshore Boulevard, Brisbane, CA 94005.

Item 2.    Identity and Background.

The names of the persons filing this statement are Mr. Mark A. Jung and Mr. Christopher Anderson (together, the “Reporting Persons”).

Mr. Jung’s present principal occupation is Chief Executive Officer of the Issuer. Mr. Anderson’s present principal occupation is Chairman of the Board of Directors of the Issuer.

The principal business address of each of the Reporting Persons is c/o the Issuer, 3240 Bayshore Boulevard, Brisbane, CA 94005. Mr. Jung is a citizen of Canada and Mr. Anderson is a citizen of the United Kingdom.

During the last five years, neither of the Reporting Persons has been convicted in any criminal proceedings. During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by Messrs. Jung and Anderson was their respective personal funds. The aggregate amount of the purchase price for the shares of Common Stock owned by Mr. Jung was $900,577. The aggregate amount of the purchase price for the shares of Common Stock owned by Mr. Anderson was $10,008,000.

Item 4.    Purpose of Transaction.

This Schedule 13D is related to the Schedules 13G, each as amended, filed by the Reporting Persons with the SEC. The beneficial ownership of the Issuer by each of the Reporting Persons has not changed materially since each Reporting Person filed an amendment to his Schedule 13G on February 14, 2003; however, the Reporting Persons believe that they may be deemed to be part of a group as a result of the transactions described below. This Schedule 13D is intended to describe a relationship among the Reporting Persons and the persons described below who have filed a Schedule 13D with the SEC on May 12, 2003 (the “Other Filers”). None of the Reporting Persons affirms the existence of a group, either as between each other or individually or collectively with the Other Filers.

On May 2, 2003, the Issuer and GHP Acquisition Corp. (“GHP”), a newly formed corporation organized and owned by affiliates of Great Hill Partners LLC (“Great Hill”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which GHP will be merged with and into the Issuer (the “Merger”) and each share of Common Stock of the Issuer outstanding at the effective time of the Merger will be converted into the right to receive $12.00 per share in cash, each holder of options and warrants (other than options and warrants that are not automatically cancelable in connection with the Merger) to purchase Common Stock outstanding at the effective time of the Merger shall be entitled to receive in cash the excess, if any, of $12.00 per share over the per share exercise price of such options and warrants, and each holder of options and warrants to purchase Common Stock outstanding at the effective time of the Merger that are not cancelable in connection with the Merger will be entitled to payment by the surviving entity in the Merger of $12.00 for each share of Issuer Common Stock subject to such options or warrants upon exercise thereof in accordance with their terms; except for certain shares of common stock held by stockholders who perfect their appraisal rights under Delaware or California law. The Merger Agreement is incorporated in this filing by reference to the Form 8-K filed by the Issuer on May 5, 2003. The consummation of the Merger is subject to a number of conditions, including approval of the Merger by the Issuer’s stockholders.

Page 4 of 6 Pages

Concurrently with the execution of the Merger Agreement by the Issuer and GHP, the Reporting Persons separately agreed with GHP to purchase shares of capital stock of GHP immediately prior to the Merger. Under the terms of the Merger Agreement, the beneficial owners of GHP will become the beneficial owners of the company surviving the Merger. Accordingly, assuming the consummation of the foregoing transactions, Great Hill, Mr. Jung, Mr. Anderson and one of the Issuer’s current employees will solely own the surviving entity.

Upon consummation of the Merger, it is expected that the board of directors of the Issuer will be made up of Messrs. Jung and Anderson and directors designated by GHP. It is also anticipated that the current management of the Issuer will continue to be the management of the Issuer after consummation of the Merger.

If the Merger is consummated, it is expected that the Issuer will cease to be a public Issuer and that the Common Stock will cease to be traded on the NASDAQ SmallCap Market and the only remaining stockholders of the Issuer immediately after such consummation would be the Reporting Persons and the other holders of capital stock of GHP immediately prior to the Merger. It is also anticipated that the Common Stock would become eligible for termination of registration under the Exchange Act upon consummation of the Merger.

Except as otherwise described in this Item 4 or in Item 6 of this Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)    Mr. Jung beneficially owns 279,461 shares of Common Stock, which represents approximately 11.9% of the Issuer’s Common Stock based on 2,231,309 shares of Common Stock outstanding as of April 15, 2003. His reported beneficial ownership consists specifically of 159,059 shares of Common Stock held of record by Mr. Jung; 5,556 shares of Common Stock held of record by The Mark Jung Annuity Trust, with respect to which Mr. Jung is the sole trustee; 556 shares of Common Stock held of record by Jung-Murdock Children’s Trust U/A 11/23/93, Susan Murdock TTEE, with respect to which Mr. Jung and Susan Murdock have shared voting and dispositive authority; and 114,290 shares of Common Stock that Mr. Jung may acquire upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after the date hereof.

Mr. Anderson beneficially owns 832,968 shares of Common Stock, which represents approximately 37.3% of the Issuer’s Common Stock based on 2,231,309 shares of Common Stock outstanding as of April 15, 2003. His reported beneficial ownership consists specifically of 832,758 shares of Common Stock held of record by Mr. Anderson and 210 shares of Common Stock that Mr. Anderson may acquire upon exercise of stock options that are currently exercisable within 60 days after the date hereof.

Page 5 of 6 Pages

(b)    Reference is made to items 7-11 on each of the attached cover sheets to this Schedule 13D, which are incorporated herein by reference.

(c)    No transactions in the class of securities reported have been effected during the past sixty days by any Reporting Person.

(d)    The Mark Jung Annuity Trust has the right to receive dividends from, or the proceeds from the sale of, the above referenced securities that it owns. The Jung-Murdock Children’s Trust U/A 11/23/93, Susan Murdock TTEE, has the right to receive dividends from, or the proceeds from the sale of, the above referenced securities that it owns.

With respect to Mr. Anderson, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the execution of the Merger Agreement, voting agreements, dated May 2, 2003, (the “Voting Agreements”) were entered into between GHP and each of the Reporting Persons. Subject to the terms of the Voting Agreements, the Reporting Persons have each agreed to grant an irrevocable proxy to GHP to vote all of the common stock of the Issuer that they own (excluding 6,112 shares held by trusts affiliated with Mr. Jung) (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger; and (ii) against (x) approval of any Acquisition Proposal (as defined in the Merger Agreement) and (y) any proposal for any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which would reasonably be expected to result in any of the conditions of the Issuer’s obligations under the Merger Agreement not being fulfilled, and (z) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements incorporated in this filing by reference to the Form 8-K filed by the Issuer on May 5, 2003.

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Title

1	Joint Filing Agreement between Mark A. Jung and Christopher Anderson.

2

Agreement and Plan of Merger dated as of May 2, 2003 by and between IGN Entertainment, Inc. and GHP Acquisition Corp. (incorporated by reference from Exhibit 2.01 to the Issuer’s Form 8-K dated May 2, 2003 and filed with the Securities and Exchange Commission on May 5, 2003).

3

Voting Agreement dated May 2, 2003 by and between GHP Acquisition Corp. and Christopher Anderson (incorporated by reference from Exhibit 2.02 to the Issuer’s Form 8-K dated May 2, 2003 and filed with the Securities and Exchange Commission on May 5, 2003).

4

Voting Agreement dated May 2, 2003 by and between GHP Acquisition Corp. and Mark Jung (incorporated by reference from Exhibit 2.03 to the Issuer’s Form 8-K dated May 2, 2003 and filed with the Securities and Exchange Commission on May 5, 2003).

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2003

/s/ MARK A. JUNG
Mark A. Jung

/s/ CHRISTOPHER ANDERSON
Christopher Anderson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)